Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2006

Mr. William E. Luther
President, Chief Executive Officer and Director
Lescarden Inc.
420 Lexington Ave.
Suite 212
New York, NY 10170

> **Re: Lescarden Inc.**
> **Form 10-KSB for Fiscal Year Ended May 31, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **August 31, 2005 and November 30, 2005**
> **File No. 0-10035**

Dear Mr. Luther:

We have reviewed your filings and have the following comments. We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended May 31, 2005

Disclosure Controls and Procedures, page 17

1.   You disclose that you performed an evaluation of the Company's disclosure controls and procedures within 90 days prior to the filing of your annual report. Please revise your fiscal 2005 Form 10-KSB and fiscal 2006 Forms 10-QSB to indicate whether your disclosure controls and procedures were effective as of the

end of the period covered by the specific report as required by Item 307 of
Regulation S-B.

<u>Certification, page 25</u>

2.   Please revise your certifications provided in your fiscal 2005 Form 10-KSB and
your fiscal 2006 Forms 10-QSB to be worded exactly as required by Item
601(b)(31) of Regulation S-B as last amended in June 2003 and effective August
2003. In this regard, please ensure you address the following items:
   a. Please remove the titles of your officer from the first line. Include the titles of
      the officer under the signature;
   b. Please identify the annual report in the first paragraph as a Form 10-KSB;
   c. Please remove the report descriptions "annual" and "quarterly," as
      appropriate, from all certifications except for the first paragraph;
   d. Please identify yourself as a "small business issuer" throughout your
      certifications;
   e. Please sign the report, enter your officer's titles and currently date the
      certification; and,
   f. Please file the certification as Exhibit 31.

As appropriate, please amend your Form 10-KSB for the year ended May 31,
2005 and Forms 10-QSB for the quarters ended August 31, 2005 and November 30, 2005
and respond to these comments within 10 business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendments to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please file the letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing
your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant